SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Memorial Production Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

586048 100

(CUSIP Number)

John A. Weinzierl

Memorial Production Partners GP LLC

1401 McKinney, Suite 1025

Houston, Texas 77010

(713) 579-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586048 100	13D

1	Names of Reporting Persons Memorial Resource Development LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF/OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 7,061,294(2)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 7,061,294(2)
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,061,294(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)(3)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	See Item 3 for additional information.
(2)	Memorial Resource Development LLC (“Memorial Resource”) also holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource may also be deemed to be the indirect beneficial owner of the 0.1% general partner interest in the Issuer.
(3)	See Item 5 for additional information.

CUSIP No. 586048 100	13D

1	Names of Reporting Persons Natural Gas Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 7,061,294(2)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 7,061,294(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,061,294(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)(3)
14	Type of Reporting Person (See Instructions) PN

(1)	See Item 3 for additional information.
(2)	Memorial Resource Development LLC (“Memorial Resource”) also holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource may also be deemed to be the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Memorial Resource is owned by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P. NGP VIII owns an approximate 50.3% membership interest in Memorial Resource and, together with Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P., appoints all of the managers to the board of managers of Memorial Resource. NGP VIII may be deemed to share voting and dispositive power over the reported securities of Memorial Resource; thus, NGP VIII may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. NGP VIII disclaims beneficial ownership of the reported securities of Memorial Resource in excess of its pecuniary interest in the securities.
(3)	See Item 5 for additional information.

CUSIP No. 586048 100	13D

1	Names of Reporting Persons Natural Gas Partners IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 7,061,294(2)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 7,061,294(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,061,294(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)(3)
14	Type of Reporting Person (See Instructions) PN

(1)	See Item 3 for additional information.
(2)	Memorial Resource Development LLC (“Memorial Resource”) also holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource may also be deemed to be the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Memorial Resource is owned by Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. NGP IX owns an approximate 47.3% membership interest in Memorial Resource and, together with Natural Gas Partners VIII, L.P. and NGP IX Offshore Holdings, L.P., appoints all of the managers to the board of managers of Memorial Resource. NGP IX may be deemed to share voting and dispositive power over the reported securities of Memorial Resource; thus, NGP IX may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. NGP IX disclaims beneficial ownership of the reported securities of Memorial Resource in excess of its pecuniary interest in the securities.
(3)	See Item 5 for additional information.

CUSIP No. 586048 100	13D

1	Names of Reporting Persons NGP IX Offshore Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 7,061,294(2)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 7,061,294(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,061,294(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)(3)
14	Type of Reporting Person (See Instructions) PN

(1)	See Item 3 for additional information.
(2)	Memorial Resource Development LLC (“Memorial Resource”) also holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource may also be deemed to be the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Memorial Resource is owned by Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”). NGP IX Offshore owns an approximate 2.4% membership interest in Memorial Resource and, together with Natural Gas Partners VIII, L.P. and Natural Gas Partners IX, L.P., appoints all of the managers to the board of managers of Memorial Resource. NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities of Memorial Resource; thus, NGP IX Offshore may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. NGP IX Offshore disclaims beneficial ownership of the reported securities of Memorial Resource in excess of its pecuniary interest in the securities.
(3)	See Item 5 for additional information.

CUSIP No. 586048 100	13D

1	Names of Reporting Persons Memorial Production Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	See Item 3 for additional information.
(2)	Memorial Production Partners GP LLC, the sole general partner of the Issuer (the “General Partner”), owns 21,444 general partner units representing a 0.1% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the General Partner to receive increasing percentages of quarterly distributions in excess of specified amounts.

CUSIP No. 586048 100	13D

1	Names of Reporting Persons Kenneth A. Hersh
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 7,061,294(2)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 7,061,294(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,061,294(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 44.0% (2)(3)
14	Type of Reporting Person (See Instructions) IN

(1)	See Item 3 for additional information.
(2)	Memorial Resource Development LLC (“Memorial Resource”) also holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource may also be deemed to be the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”) own Memorial Resource and appoint all of the managers to the board of managers of Memorial Resource. NGP VIII, NGP IX and NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities; thus, each may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. Each of NGP VIII, NGP IX and NGP IX Offshore disclaims beneficial ownership of the reported securities in excess of such entity’s respective pecuniary interest in the securities. Kenneth A. Hersh, one of the directors of the Issuer’s general partner and who is an Authorized Member of the ultimate general partners of NGP VIII, NGP IX and NGP IX Offshore, may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition, of those units.
(3)	See Item 5 for additional information.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (“Common Units”) representing limited partner interests in Memorial Production Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1401 McKinney, Suite 1025, Houston, Texas 77010. The total number of Common Units reported as beneficially owned in this Schedule 13D is 7,061,294, which constitutes approximately 44.0% of the total number of Common Units outstanding at December 14, 2011, the date the Offering (defined below) closed, or 16,061,294 Common Units. In addition, certain of the Reporting Persons (defined below) beneficially own subordinated units in the Issuer, which are convertible on a one-to-one basis into Common Units as described in Item 6. The Common Units and subordinated units each represent limited partner interests in the Issuer.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is filed jointly by each of the following persons:

(i)	Memorial Resource Development LLC, a Delaware limited liability company (“Memorial Resource”);

(ii)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

(iii)	Natural Gas Partners IX, L.P., a Delaware limited partnership (“NGP IX”);

(iv)	NGP IX Offshore Holdings, L.P., a Delaware limited partnership (“NGP IX Offshore”);

(v)	Memorial Production Partners GP LLC, a Delaware limited liability company (the “General Partner”); and

(vi)	Kenneth A. Hersh, a citizen of the United States of America.

Memorial Resource, NGP VIII, NGP IX, NGP IX Offshore, the General Partner and Kenneth A. Hersh are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is as follows:

(i)	Memorial Resource	1401 McKinney, Suite 1025 Houston, Texas 77010

(ii)	NGP VIII	125 E. John Carpenter Freeway, Suite 600 Irving, Texas 75062

(iii)	NGP IX	125 E. John Carpenter Freeway, Suite 600 Irving, Texas 75062

(iv)	NGP IX Offshore	125 E. John Carpenter Freeway, Suite 600 Irving, Texas 75062

(v)	General Partner	1401 McKinney, Suite 1025 Houston, Texas 77010

(vi)	Kenneth A. Hersh	125 E. John Carpenter Freeway, Suite 600 Irving, Texas 75062

(c) (i)	Memorial Resource’s primary business activity is owning, acquiring, exploiting and developing oil and natural gas properties and owning the general partner of the Issuer.

(ii)	NGP VIII, NGP IX and NGP IX Offshore are funds managed by NGP Energy Capital Management whose primary business activity is investing in various companies, such as Memorial Resource.

(iii)	The General Partner’s principal business is to hold general partner interests and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.

(iv)	Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and a managing partner of the Natural Gas Partners private equity funds. Mr. Hersh is also a director of the General Partner.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer was formed by Memorial Resource to own and acquire oil and natural gas properties.

At the closing of the Issuer’s initial public offering (the “Offering”) of 9,000,000 Common Units, the following transactions, among others, occurred:

•	Memorial Resource received an aggregate of 7,061,294 Common Units and 5,360,912 subordinated units of the issuer pursuant to:

•

that certain Contribution, Conveyance and Assumption Agreement (the “BlueStone Contribution Agreement”) by and among Memorial Resource, BlueStone Natural Resources Holdings, LLC, a Delaware limited liability company (“BlueStone”), BlueStone Natural Resources, LLC, a Delaware limited liability company (“BNR”), Memorial Production Partners GP LLC, a Delaware limited liability company (the “General Partner”), the Issuer, and Memorial Production Operating LLC, a Delaware limited liability company (“MPP Operating”), in which

Memorial Resource caused BlueStone and BNR to contribute a 100% membership interest in Columbus Energy LLC, a Delaware limited liability company, to the Issuer in exchange for the right to receive (i) 4,619,598 Common Units, (ii) 3,507,184 subordinated units of the Issuer, and (iii) a distribution of approximately $132.6 million;

•

that certain Purchase and Sale Agreement (the “Classic Purchase Agreement”)by and among Memorial Resource, Classic Hydrocarbons Holdings, L.P., a Texas limited partnership, Classic Hydrocarbons Operating, LLC, a Delaware limited liability company, Craton Energy Holdings III, LP, a Texas limited partnership (taken together, “Classic”), the General Partner, the Issuer and MPP Operating, in which Memorial Resource caused Classic to sell certain assets to the Issuer in exchange for the right to receive cash equal to approximately $71.0 million; and

•

that certain Contribution, Conveyance and Assumption Agreement (“WHT Contribution Agreement” and, together with the BlueStone Contribution Agreement and the Classic Purchase Agreement, the “Contribution Agreements”) by and among Memorial Resource, WHT Energy Partners LLC, a Delaware limited liability company (“WHT”), the General Partner, the Issuer and MPP Operating, in which Memorial Resource caused WHT to contribute certain assets to ETX I LLC, a Delaware limited liability company (“ETX”), and then contribute a 100% membership interest in ETX to the Issuer in exchange for the right to receive (i) 2,441,696 Common Units, (ii) 1,853,728 subordinated units of the Issuer, and (iii) a distribution of approximately $68.3 million;

•

pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the Issuer issued to the General Partner 21,444 general partner units, representing a 0.1% general partner interest in the Issuer, and all of the Issuer’s incentive distribution rights; and

•

pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), the General Partner issued an aggregate 50% non-voting membership interest in itself to NGP VIII, NGP IX and NGP IX Offshore that entitles such entities to 50% of any cash distributions or Common Units received by the General Partner in respect of the Issuer’s incentive distribution rights.

Upon the termination of the subordination period as set forth in the Partnership Agreement, the subordinated units are convertible into Common Units on a one-for-one basis.

The descriptions of the Contribution Agreements, the Partnership Agreement and the General Partner LLC Agreement are qualified in their entirety by reference to the full text of the agreements, which are filed as exhibits to this Schedule 13D, and each is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)

The information with respect to the possible future conversion of subordinated units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein. The Issuer may grant restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the General Partner. The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer from other reporting persons, or otherwise.

(b)	None.

(c)	None.

(d)	The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Memorial Resource. Some of Memorial Resource’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. As the General Partner’s sole member, Memorial Resource has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to appoint additional independent directors to comply with the transition rules for newly-listed companies on the Nasdaq Global Market.

(e)	Memorial Resource, which owns the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)     The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 16,061,294 Common Units issued and outstanding as of the closing of the Offering) are as follows:

(i)	Memorial Resource is the sole record owner of, and has the sole power to vote and dispose of 7,061,294 Common Units (44.0%). Memorial Resource is also sole record owner of 5,360,912 subordinated units which are convertible into an equal number of Common Units upon satisfaction of the conditions in the Partnership Agreement. Memorial Resource may also be deemed to be the indirect beneficial owner of the 0.1% general partner interest in the Issuer and incentive distribution rights in the Issuer by virtue of being the sole member of the General Partner.

(ii)	NGP VIII, NGP IX and NGP IX Offshore do not directly own any Common Units. NGP VIII, NGP IX and NGP IX Offshore own an approximate 50.3%, 47.3% and 2.4% interest, respectively, in Memorial Resource. By virtue of owning Memorial Resource, each of NGP VIII, NGP IX and NGP IX Offshore may be deemed to possess shared voting and dispositive powers with respect to those units held by Memorial Resource, representing 7,061,294 Common Units (44.0%).

(iii)	The General Partner does not directly own any Common Units. The General Partner may be deemed to beneficially own (i) the 0.1% general partner interest in the Issuer and (ii) the incentive distribution rights in the Issuer.

(iv)	Kenneth A. Hersh does not directly own any Common Units. Mr. Hersh is a member of the board of directors of the General Partner. Mr. Hersh is also an Authorized Member of the ultimate general partners of NGP VIII, NGP IX and NGP IX Offshore and thus may be deemed to possess shared voting and dispositive powers with respect those units held by Memorial Resource, representing 7,061,294 Common Units (44.0%) that are attributable to NGP VIII, NGP IX and NGP IX Offshore.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c)     There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

(d)     The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Memorial Resource, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.4750 per common unit per quarter ($1.90 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments (or reserving for payment) of fees and expenses to the General Partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2011, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:

•	first, 99.9% to the holders of Common Units and 0.1% to the General Partner, until each Common Unit has received the minimum quarterly distribution of $0.4750 plus any arrearages from prior quarters;

•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received the minimum quarterly distribution of $0.4750; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received a distribution of $0.54625.

If cash distributions to the unitholders exceed $0.54625 per common and subordinated unit in any quarter, the General Partner will receive, in addition to distributions on its general partner interest, increasing percentages, up to 24.9%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Units

The subordination period will extend until the first business day on or after December 31, 2014 that the Issuer has earned and paid from operating surplus, in the aggregate, distributions on each outstanding Common Unit, subordinated unit and general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaling or exceeding the minimum quarterly distribution payable with respect to a period of twelve consecutive quarters immediately preceding such date, provided there are no arrearages in the minimum quarterly distribution on the Common Units at that time. The subordination period will also end if the General Partner is removed other than for cause, provided that units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into Common Units on a one-for-one basis and all Common Units thereafter will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units, including units that are senior to the Common Units in right of distributions, liquidation and voting, on terms and conditions determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding Common Units and subordinated units, including any units owned by the General Partner and its affiliates, voting together as a single class. Upon consummation of the Offering, Memorial Resource, because of its ownership interest in the Issuer’s outstanding Common Units and subordinated units, will be able to prevent the removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a purchase price not less than the then-current market price of the Common Units, as calculated pursuant to the terms of the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

General Partner’s Limited Liability Company Agreement

Under the General Partner LLC Agreement, Memorial Resource has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2011, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011, which is incorporated in its entirety in this Item 6.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated December 19, 2011 (filed herewith)

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Memorial Production Partners LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit C	Amended and Restated Limited Liability Company Agreement of Memorial Production Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Memorial Resource Development LLC, BlueStone Natural Resources Holdings, LLC, BlueStone Natural Resources, LLC, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit E	Purchase and Sale Agreement by and among Memorial Resource Development LLC, Classic Hydrocarbons Holdings, L.P., Classic Hydrocarbons Operating, LLC, Craton Energy Holdings III, LP, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.5 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit F	Contribution, Conveyance and Assumption Agreement by and among Memorial Resource Development LLC, WHT Energy Partners LLC, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.6 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2011

MEMORIAL RESOURCE DEVELOPMENT LLC

By:	/s/ John A. Weinzierl
John A. Weinzierl
President and Chief Executive Officer

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., its general partner

By: GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS IX, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

MEMORIAL PRODUCTION PARTNERS GP LLC

By:	/s/ John A. Weinzierl
John A. Weinzierl President and Chief Executive Officer

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Schedule A

The following individuals are members of the Authorized Members of GFW VIII, L.L.C., the sole member of G.F.W. Energy VIII, L.P., the general partner of Natural Gas Partners VIII, L.P.: Kenneth A. Hersh, William J. Quinn and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Natural Gas Partners VIII, L.P., 125 E. John Carpenter Freeway, Suite 600, Irving, TX 75062.

The following individuals are members of the Authorized Members of GFW IX, L.L.C., the sole member of G.F.W. Energy IX, L.P., the general partner of Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P.: Kenneth A. Hersh, William J. Quinn and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Natural Gas Partners IX, L.P., 125 E. John Carpenter Freeway, Suite 600, Irving, TX 75062.

The following individuals are members of the board of managers of Memorial Resource Development LLC: John A. Weinzierl, Kenneth A. Hersh, Scott A. Gieselman and Tony R. Weber. The following individuals are officers of Memorial Resource Development LLC: John A. Weinzierl, Andrew J. Cozby, Patrick T. Nguyen, Gregory M. Robbins and Larry R. Forney. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Memorial Resource Development LLC, 1401 McKinney, Suite 1025, Houston, TX 77010.

The following individuals are members of the board of directors of Memorial Production Partners GP LLC: John A. Weinzierl, Jonathan M. Clarkson, Kenneth A. Hersh, Scott A. Gieselman and Tony R. Weber. The following individuals are officers of Memorial Production Partners GP LLC: John A. Weinzierl, Andrew J. Cozby, Patrick T. Nguyen, Gregory M. Robbins and Larry R. Forney. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Memorial Production Partners GP LLC, 1401 McKinney, Suite 1025, Houston, TX 77010.